Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 22 DATED MARCH 11, 2013
TO THE PROSPECTUS DATED APRIL 16, 2012

        This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 18 dated February 11, 2013, Supplement No. 19 dated February 20, 2013, Supplement No. 20 dated February 25, 2013 and Supplement No. 21 dated March 7, 2013. The purpose of this Supplement No. 22 is to disclose:

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  the status of our initial public offering; and

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  entry into a credit facility.

Status of Our Initial Public Offering

        We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

        As of March 6, 2013, we raised total gross proceeds of $723.0 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

        As of March 6, 2013, we received and accepted subscriptions in our offering for an aggregate of 69.8 million shares, or $694.9 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement. As of March 6, 2013, 40.8 million shares remained available for sale under our offering. Our primary offering will terminate on or before July 19, 2013.

Entry into a Credit Facility

        On March 11, 2013, NS Income DB Loan, LLC, our indirect wholly owned subsidiary, entered into a credit facility, or the Credit Facility, with Deutsche Bank AG, Cayman Islands Branch. The credit facility will be used to finance first mortgage loans and senior interests therein secured by commercial real estate, or eligible loans, as more particularly described in the credit facility. The Credit Facility, together with the related transaction documents, provides up to $200 million of financing for eligible loans, or the Facility.

        Advances under the Credit Facility accrue interest at per annum pricing rates ranging from LIBOR plus 2.50% to LIBOR plus 3.00%, with advance rates of up to 75%, depending on asset type, subject to adjustment and as further described in the Facility. The Credit Facility has a term of five years, inclusive of extension options, which may be exercised by us upon the satisfaction of certain conditions set forth in the Credit Facility.

        In connection with the Credit Facility, we and NorthStar Real Estate Income Trust Operating Partnership, LP, or our Operating Partnership, entered into a guaranty agreement, or the Guaranty, under which we and our Operating Partnership guaranty the obligations under the Facility. Subject to certain exceptions, the maximum liability under the Guaranty will not exceed the greater of (A) (i) 25% of the financed amount of stabilized loans plus (ii) the financed amount of transitional loans and (B) the lesser of (i) $25.0 million and (ii) the aggregate financed amount of all loans financed under the Facility.

        The Credit Facility and the Guaranty contain representations, warranties, covenants, events of default and indemnities that are customary for agreements of these types, including liquidity, market capitalization and leverage covenants.